July 27, 2010

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re: AlphaTrade.com**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year ended December 31, 2007**
> **Filed May 13, 2010 and April 22, 2009**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Filed April 22, 2010**
> **File No. 0-25631**

Dear Mr. Muir:

We issued a comment to you on the above captioned filings on June 25, 2010. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by August 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 10, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have any questions related to this letter.

Sincerely,

Andrew Mew
Accounting Branch Chief